Filed Pursuant to Rule 424(b)(3)
Registration No. 333-133652

GRUBB & ELLIS HEALTHCARE REIT, INC.

SUPPLEMENT NO. 8 DATED MAY 7, 2008
TO THE PROSPECTUS DATED DECEMBER 14, 2007

This document supplements, and should be read in conjunction with, our prospectus dated December 14, 2007, as supplemented by Supplement No. 1, dated January 4, 2008, Supplement No. 2, dated January 30, 2008, Supplement No. 3, dated February 12, 2008, Supplement No. 4, dated February 27, 2008, Supplement No. 5, dated March 17, 2008, Supplement No. 6, dated April 7, 2008 and Supplement No. 7, dated April 24, 2008, relating to our offering of 221,052,632 shares of common stock. The purpose of this Supplement No. 8 is to disclose:

•	the status of our initial public offering;

•	our probable acquisition of Amarillo Hospital in Amarillo, Texas; and

•	our proposed acquisitions of (i) 5995 Plaza Drive in Cypress, California; (ii) Academy Medical Center in Tucson, Arizona; (iii) Medical Portfolio 2 in Missouri and Texas; (iv) Medical Portfolio 3 in Indianapolis, Indiana; (v) Nutfield Professional Center in Derry, New Hampshire; and (vi) Renaissance Medical Centre in Bountiful, Utah.

Status of our Initial Public Offering

As of April 25, 2008, we had received and accepted subscriptions in our offering for 30,294,033 shares of our common stock, or approximately $302,592,000, excluding shares of our common stock issued under our distribution reinvestment plan.

Probable Acquisition of Amarillo Hospital

On April 4, 2008, we, through our subsidiary, G&E Healthcare REIT Amarillo Hospital, LLC, entered into a contract of sale for the acquisition of Amarillo Hospital, located in Amarillo, Texas, or the Amarillo Hospital property, from an unaffiliated third party, for a purchase price of $20,000,000, plus closing costs. The contract of sale was contingent upon the approval of our board of directors. On April 30, 2008, our board of directors approved the acquisition of the Amarillo Hospital property.

We anticipate that the closing will occur in the second quarter of 2008; however, closing is subject to certain agreed upon conditions and there can be no assurance that we will be able to complete the acquisition of the Amarillo Hospital property.

Financing and Fees

We intend to finance the purchase through debt financing. We expect to pay our advisor and its affiliate an acquisition fee of $600,000, or 3.0% of the purchase price, in connection with the acquisition.

Description of the Property

The Amarillo Hospital property is a long-term acute care, or LTAC, hospital located on approximately 4.2 acres of land in Amarillo, Texas. Built in 2007, the Amarillo Hospital property consists of approximately 65,000 square feet of gross leaseable area, or GLA. As of April 2008, the Amarillo Hospital property is 100% leased to SCCI Hospital Ventures, Inc., or Triumph, a subsidiary of Triumph HealthCare Holdings, Inc., one of the largest LTAC operators in the United States.

The Amarillo Hospital property has a widespread service area encompassing 26 counties surrounding Amarillo. The service area population is estimated to be approximately 500,000, with referral networks that extend into Oklahoma, Kansas, Colorado and New Mexico. The Amarillo Hospital property faces competition from the only other provider of LTAC services in Amarillo — Specialty Hospital at Plum Creek, which also provides skilled nursing services.

Triple Net Properties Realty, Inc., or Realty, will serve as the property manager and will provide services and receive certain fees and expense reimbursements in connection with the operation and management of the Amarillo Hospital property.

Management currently has no renovation plans for the property and believes that the property is suitable for its intended purpose and adequately covered by insurance. For federal income tax purposes, we estimate that the depreciable basis in the Amarillo Hospital property will be approximately $19.7 million. We calculate depreciation for income tax purposes using the straight line method. We depreciate buildings based upon an estimated useful life of 39 years. For 2007, the Amarillo Hospital property paid real estate taxes of approximately $43,000 at a rate of 2.25%.

The Amarillo Hospital property is 100% leased to Triumph under a 15 year lease that was entered into in 2007. As such, there will be no lease expirations at the Amarillo Hospital property during the next ten years.

As the Amarillo Hospital property was completed in June 2007, historical figures relating to the property’s average occupancy rate or average effective annual rental rate per square foot are only available for a partial year.

		Average Effective Annual
Year	Average Occupancy Rate	Rental Rate per Square Foot

2007	100%	$27.00

Proposed Acquisitions

On April 30, 2008, our board of directors approved the acquisition of (i) 5995 Plaza Drive, (ii) Academy Medical Center, (iii) Medical Portfolio 2, (iv) Medical Portfolio 3, (v) Nutfield Professional Center, and (vi) Renaissance Medical Centre.

We anticipate that the closings of these properties will occur in the second quarter of 2008; however, closing is subject to certain agreed upon conditions and there can be no assurance that we will be able to complete these acquisitions.

5995 Plaza Drive

5995 Plaza Drive, or the 5995 Plaza property, is Class A, five-story office building located on approximately 5.0 acres of land in Cypress, California. Completed in 1986, the 5995 Plaza property consists of approximately 104,000 square feet of GLA and as of April 2008 is 100% leased to a single tenant, a provider of healthcare plans and service. We anticipate purchasing the 5995 Plaza property for a purchase price of $25,700,000, plus closing costs, from an unaffiliated third party. We intend to finance the purchase through debt financing. We expect to pay our advisor and its affiliate an acquisition fee of $771,000, or 3.0% of the purchase price, in connection with the acquisition.

Academy Medical Center

Academy Medical Center, or the Academy Medical property, is comprised of four single-story, Class B multi-tenant medical office buildings located on approximately 5.1 acres of land in Tucson, Arizona. The Academy Medical property was completed in phases between 1971 and 1985. The Academy Medical property consists of approximately 41,000 square feet of GLA and is approximately 94.5% leased as of April 2008. The principal tenants of the Academy Medical property are healthcare providers and healthcare-related service providers. We anticipate purchasing the Academy Medical property for a purchase price of $8,250,000, plus closing costs, from an unaffiliated third party. We intend to finance the purchase through debt financing. We expect to pay our advisor and its affiliate an acquisition fee of $248,000, or 3.0% of the purchase price, in connection with the acquisition.

Medical Portfolio 2

Medical Portfolio 2, or the Medical Portfolio 2 property, is comprised of two single-tenant medical office buildings located in Texas and two single-tenant and one multi-tenant medical office buildings located in Missouri. The Medical Portfolio 2 property consists of approximately 173,000 square feet of GLA and is 95.9% leased as of

April 2008. The principal tenant of the Medical Portfolio 2 property is a large nonprofit health care system. We anticipate purchasing the Medical Portfolio 2 property for a total purchase price of $44,800,000, plus closing costs, from an unaffiliated third party. We intend to finance the purchase through debt financing. We expect to pay our advisor and its affiliate an acquisition fee of $1,344,000, or 3.0% of the purchase price, in connection with the acquisition.

Medical Portfolio 3

Medical Portfolio 3, or the Medical Portfolio 3 property, is comprised of 13 properties, totaling 20 buildings, located in Indianapolis, Indiana. Ten of the properties are comprised of medical office buildings, and the remaining three properties are comprised of general office buildings. The Medical Portfolio 3 property consists of approximately 689,000 square feet of GLA and is 90.8% leased as of April 2008. The principal tenant of the Medical Portfolio 3 property is a large hospital system. We anticipate purchasing the Medical Portfolio 3 property for a total purchase price of $90,600,000, plus closing costs, from an unaffiliated third party. We intend to finance the purchase through debt financing. We expect to pay our advisor and its affiliate an acquisition fee of $2,718,000, or 3.0% of the purchase price, in connection with the acquisition.

Nutfield Professional Center

Nutfield Professional Center, or the Nutfield property, is a Class B medical office building comprised of 22 condominium units located in Derry, New Hampshire. Built in 1963 and renovated in 1990 and 1996, the Nutfield property consists of approximately 70,000 square feet of GLA. The Nutfield property is 100% master-leased to a provider of healthcare services who is responsible for all capital and operating expenses. We anticipate purchasing the Nutfield property for a total purchase price of $14,200,000, plus closing costs, from an unaffiliated third party. We intend to finance the purchase through debt financing. We expect to pay our advisor and its affiliate an acquisition fee of $426,000, or 3.0% of the purchase price, in connection with the acquisition.

Renaissance Medical Centre

Renaissance Medical Centre, or the Renaissance property, is a Class A, five-story multi-tenant medical office building located on approximately 0.6 acres of land in Bountiful, Utah. Built in 2004, the Renaissance property consists of approximately 112,000 square feet of GLA and is approximately 88.0% leased as of April 2008. The principal tenants occupying the Renaissance property are healthcare providers and healthcare-related service providers. We anticipate purchasing the Renaissance property for a purchase price of $30,200,000, plus closing costs, from an unaffiliated third party. We intend to finance the purchase through debt financing. We expect to pay our advisor and its affiliate an acquisition fee of $906,000, or 3.0% of the purchase price, in connection with the acquisition.

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